POLYMET MINING CORP.

FORM 52-109FT2 – CERTIFICATE OF INTERIM FILINGS DURING TRANSTION PERIOD

I, Terese Gieselman, Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Companies’ Annual and Interim Filings) of Polymet Mining Corp. for the interim period ending July 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financials information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

Dated: September 29, 2005

“Terese Gieselman”
Terese Gieselman
Chief Financial Officer